Exhibit 5.1


     Wire One Closes $25 Million Credit Facility With JP Morgan Chase Bank
                  BusinessWire, Monday, June 03, 2002 at 06:31

HILLSIDE, N.J.--(BUSINESS WIRE)--June 3, 2002--Wire One Technologies, Inc. (NASDAQ:WONE), a provider of video communications solutions, today announced that it has closed its new $25 million, three-year senior secured revolving credit facility with JP Morgan Chase Bank.

The facility, which includes a $2 million letter of credit facility, replaces the Company's prior $15 million facility. Wire One's new facility will be used to support working capital and general corporate purposes.

Wire One Technologies, Inc. is a leading full-service provider of a complete range of video communications solutions, including Glowpoint, the first IP-based network dedicated to video communications. The company, which is the first video communications provider to receive Frost & Sullivan's Market Engineering Service Innovation Award, is a leading integrator for major video communications manufacturers, including Cisco Systems, Polycom, Inc., RADVISION, VCON and VTEL. Wire One's Glowpoint network utilizes an IP backbone and achieves last mile connectivity through a variety of solutions, including DSL, T1 and Optical Ethernet. Wire One's installed customer base includes more than 3,000 companies with over 17,000 videoconferencing systems in the commercial, federal and state government, medical and education marketplaces nationwide and across the globe.

The statements contained herein, other than historical information, are or may be deemed to be forward-looking statements and involve factors, risks and uncertainties that may cause actual results in future periods to differ materially from such statements. These factors, risks and uncertainties include market acceptance and availability of new products and services; the nonexclusive and terminable-at-will nature of reseller agreements with manufacturers; rapid technological change affecting products and services; the impact of competitive products and services, as well as competition from other resellers and service providers; possible delays in the shipment of new products; and the availability of sufficient financial resources to enable the Company to expand its operations and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Wire One is a trademark and Glowpoint is a service mark of Wire One Technologies, Inc. in the United States. All other trademarks recognized.